UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

Annual Report Pursuant to Section 15d

of the Securities Exchange Act of 1934

For the Fiscal Period ended December 31, 2007

Commission File Number 1-15147

A.	Full title of the plan:

OMNOVA SOLUTIONS RETIREMENT SAVINGS PLAN

(Plan)

B.	Name of issuer of the securities held pursuant to the plan and the addresses of their principal executive offices:

OMNOVA Solutions Inc.

175 Ghent Road

Fairlawn, OH 44333-3300

AUDITED FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULES

OMNOVA Solutions Retirement Savings Plan

December 31, 2007 and 2006 and Year ended December 31, 2007

with Reports of Independent Registered Public Accounting Firms

OMNOVA Solutions Retirement Savings Plan

Audited Financial Statements and Supplemental Schedules

December 31, 2007 and 2006 and

Year ended December 31, 2007

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator

OMNOVA Solutions Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of OMNOVA Solutions Retirement Savings Plan (the “Plan”) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Cleveland, Ohio
June 30, 2008

Report of Independent Registered Public Accounting Firm

To OMNOVA Solutions Inc. as Administrator and

Sponsor of the OMNOVA Solutions Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the OMNOVA Solutions Retirement Savings Plan as of December 31, 2006. This statement of net assets available for benefits is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this statement of net assets available for benefits based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets available for benefits, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of net assets available for benefits presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets available for benefits referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Akron, Ohio
June 22, 2007

OMNOVA Solutions Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets
Investments, at fair value	$72,043,546	$67,693,458
Non-interest bearing cash	7,373	—
Interest and dividend income receivable	62,344	—

Total Assets	72,113,263	67,693,458

Liabilities
Excess participant contributions payable	(6,900)	—
Pending purchases	(6,540)	(7,674)

Total Liabilities	(13,440)	(7,674)

Net assets available for benefits at fair value	72,099,823	67,685,784

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(32,508)	—

Net assets available for benefits	$72,067,315	$67,685,784

The accompanying notes to financial statements are an integral part of these statements.

OMNOVA Solutions Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2007

Additions
Investment income:
Interest and dividend income	$1,324,304
Net appreciation in fair value of investments	3,322,908

Investment income	4,647,212

Contributions:
Employee	4,795,523
Employer	1,867,415
Rollovers	544,495

Total contributions	7,207,433

Total additions	11,854,645

Deductions
Benefits paid to participants	7,359,861
Trustee and manager fees	113,253

Total deductions	7,473,114

Net increase	4,381,531
Net assets available for benefits, beginning of year	67,685,784

Net assets available for benefits, end of year	$72,067,315

The accompanying notes to financial statements are an integral part of this statement.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006 and

Year ended December 31, 2007

A. Description of Plan

The following description of the OMNOVA Solutions Retirement Savings Plan (Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan available to all domestic employees of OMNOVA Solutions Inc. (OMNOVA, the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participants may elect to make before-tax and/or after-tax contributions to the Plan ranging from 1% to 50% of their annual compensation, subject to certain limitations. Matching contributions for non-union participants are discretionary and can be suspended or terminated at any time. Matching contributions for salaried participants are currently 50% of the first 6% of compensation contributed by a participant. Matching contributions for non-union hourly participants are currently 100% of the first 3% of compensation contributed by a participant, and 50% of the second 3% of compensation contributed. Matching contributions for union hourly employees range from 0% to 50% up to the first 6% of compensation contributed by a participant. Participants may also contribute amounts representing distributions from other qualified plans.

Upon enrollment, a participant may direct employee contributions in whole percentage increments to any of the Plan’s fund options except the OMNOVA Stock Fund. In addition, participants may appoint an investment professional and establish a self-directed investment account for the purpose of investing their contributions in investment options outside of the funds offered by the Plan, subject to limitations provided in the Plan document. Participants may change their investment options each payroll period. Employer contributions are made in OMNOVA stock and are made to the OMNOVA Stock Fund. Once received by the Plan, participants may direct the investment of employer contributions into any investment option offered by the Plan.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

A. Description of Plan (continued)

Participant Accounts

A separate account is maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions and allocations of (a) OMNOVA’s contributions and, as the case may be, (b) Plan earnings (losses), and is charged with an allocation of certain administrative expenses (see “Plan Expenses” below). Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. A participant’s interest in the matching contributions made for his or her benefit is at all times vested and not subject to forfeiture, except such forfeitures as may be required or permitted in order to meet the non-discrimination provisions of the Internal Revenue Code (Code) or other applicable provisions of law.

Participant Loans

Participants may borrow from their fund accounts up to 50% of their account balance but not more than $50,000. OMNOVA matching contributions are not available for loans, but are included in computing the amount available for loans. Loan terms range from 1 - 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participants’ accounts and bear interest at a rate at least equivalent to the prevailing interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest is paid ratably through payroll deductions. Outstanding loans were $1,272,542 and $1,127,170 as of December 31, 2007 and 2006, respectively.

Distributions

Subject to certain limitations, a participant may withdraw all or part of their account balance upon the attainment of age 59 1/2. Distributions are required to begin at age 70 1/2. Distribution of the account balance to a participant who terminates or elects an in-service withdrawal is made in accordance with the terms of the Plan.

Plan Expenses

A proportionate share of fees and expenses of National City Bank (the “Trustee”), investment managers, and other service providers is charged to each Plan participants’ account. All fees are deducted quarterly from participants’ accounts. Expenses incurred in connection with the purchase or sale of securities are paid from trust assets. All other administrative costs of the Plan are paid by OMNOVA.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

B. Summary of Accounting Policies

Basis of Presentation

The Plan’s financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in common stock are valued at the quoted market price of the common stock on the last trading day of the Plan’s fiscal year. Investments in mutual funds are valued at market as determined on the last business day of the Plan’s fiscal year based on quoted market prices. The common trust fund is valued at the unit value of the fund which is based on the fair value of the underlying investments. The fair value of the fund is then adjusted to contract value for fully benefit-responsive investment contracts. Participant loans are valued at their outstanding balances, which approximate fair value.

Effective December 31, 2006, the Plan adopted Financial Accounting Standards Board (“FASB”) Staff Position No. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare Pension Plans (the “FSP”) with respect to fully benefit-responsive investment contracts. Under the FSP, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the portion of the net assets of an investment company attributable to fully benefit-responsive investment contracts because that is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents investment contracts at fair value and an adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The FSP has no effect on net assets available for benefits.

The Plan’s investments include the National City Capital Preservation Fund (the “Fund”), a fully benefit-responsive common trust fund. The Fund’s underlying investments include guaranteed investment contracts (“GIC’s”) and synthetic GIC’s. The fair value of the GIC’s is determined based on the present value of the contracts’ expected cash flows, discounted at current market interest rates for like quality and duration investments. Synthetic GIC’s are comprised of underlying investments in a collective trust and wrapper contracts issued by third parties. The underlying investments of the synthetic investment contracts are recorded at fair value based on quoted market prices. The wrapper contracts are reported at fair value as determined by the Funds’ investment advisor based on changes in the present value of the contracts’ expected cash flows discounted at current market rates.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

B. Summary of Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

New Accounting Pronouncements

In September 2006, FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement is not expected to have a material impact on the Plan’s financial statements.

C. OMNOVA Stock Fund

Information about the net assets and the significant components of the changes in net assets relating to the OMNOVA Stock Fund are as follows:

	December 31,
	2007	2006
Net assets:
Allegiant Money Market Fund	$197,236	$157,281
OMNOVA common stock	7,393,784	8,165,592
Pending purchases	(6,540)	(7,674)

Total	$7,584,480	$8,315,199

Year ended December 31, 2007
Changes in net assets:
Employer contributions	$1,867,415
Interest and dividend income	8,221
Net depreciation in fair value of OMNOVA common stock	(66,029)
Benefits paid to participants	(853,958)
Net transfers to other investment options	(1,669,237)
Trustee and manager fees	(17,131)

Net decrease	(730,719)
Net assets, beginning of year	8,315,199

Net assets, end of year	$7,584,480

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

D. Investments

During the year ended December 31, 2007, the Plan’s investments (including investments purchased, sold, as well as held during the year) (depreciated) appreciated in fair value as follows:

Other common stock held in self-directed brokerage accounts	$72,939
OMNOVA common stock	(66,029)
Mutual Funds	3,315,998

$3,322,908

Investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2007	2006
S&P 500 Flagship Fund	$13,481,641	$14,187,047
National City Capital Preservation Fund (contract value)	11,706,609	11,811,161
OMNOVA Common Stock	7,393,784	8,165,592
American Balanced Fund	6,298,540	5,420,511
Julius Baer International Fund	5,032,041	3,189,095
Growth Fund of America	4,919,166	4,472,216
Templeton Foreign Fund	4,298,516	3,811,618

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

E. Plan Termination

Although it has not expressed any intent to do so, OMNOVA has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would continue to be 100 percent vested in their accounts.

F. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 3, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

G. Party-in-Interest Transactions

Party-in-interest transactions include the investments in the proprietary funds of the Trustee and in the common stock of the Company.

At December 31, 2007 the Plan held 1,676,433 shares of OMNOVA Solutions Inc. common stock with a fair value of $7,393,784. At December 31, 2006 the Plan held 1,782,744 shares of OMNOVA common stock with a fair value of $8,165,592.

H. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

OMNOVA Solutions Retirement Savings Plan

Notes to Financial Statements (continued)

I. Reconciliation of Financial Statements with Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Form 5500:

	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$72,067,315	$67,685,784
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	32,508	—
Deemed distributions of participant loans	(224,891)	(224,891)

Net assets available for benefits as reported in Form 5500	$71,874,932	$67,460,893

Year Ended December 31, 2007
Investment income per the financial statements	$4,647,212
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	32,508

Investment income as reported in Form 5500	$4,679,720

OMNOVA Solutions Retirement Savings Plan

EIN: 34-1897652            Plan Number: 013

Schedule H, Line 4i—Schedule of Assets

(Held at End of Year)

December 31, 2007

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
S&P 500 Flagship Fund	512,395 shares	$13,481,641
National City Capital Preservation Fund*	11,706,609 units	11,739,117
OMNOVA Solutions Inc. Common Stock*	1,676,433 shares	7,393,784
American Balanced Fund	327,367 shares	6,298,540
Julius Baer International Fund	115,308 shares	5,032,041
Growth Fund of America	144,639 shares	4,919,166
Templeton Foreign Fund	343,332 shares	4,298,516
PIMCO Total Return Fund	325,272 shares	3,477,163
Selected American Fund	60,350 shares	2,883,501
Goldman Sachs Mid-Cap Value Fund	72,286 shares	2,555,315
Calamos Growth Fund	43,231 shares	2,535,477
DFA US 6-10 Small Company Portfolio	106,706 shares	2,066,899
T Rowe Price Retirement 2020	74,530 shares	1,316,944
T Rowe Price Retirement 2030	48,652 shares	922,929
T Rowe Price Retirement 2010	43,229 shares	698,149
Self-Directed Brokerage Accounts		497,511
T Rowe Price Retirement 2040	19,573 shares	374,226
Allegiant Money Market Fund (NCB)*	197,236 shares	197,236
T Rowe Price Retirement Inc	6,229 shares	82,849
Participant loans*	At interest rates ranging from 5.0% to 10.5%	1,272,542

		$72,043,546

*	Indicates party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, OMNOVA Solutions Inc., as Plan Administrator, has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

OMNOVA SOLUTIONS RETIREMENT SAVINGS PLAN

By	/s/ Michael E. Hicks
Michael E. Hicks
Senior Vice President and Chief Financial Officer

Date: July 3, 2008

Exhibit Index

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm